Exhibit 99.1

Cango Inc. Announces Closing of Share-Settled Crypto Mining Assets Acquisitions

HONG KONG, June 27, 2025 -- Cango Inc. (NYSE: CANG) ("Cango" or the "Company") today announced that it has completed the previously announced acquisitions of on-rack crypto mining machines with an aggregate hashrate of 18 Exahash per second through issuance of 146,670,925 Class A ordinary shares of the Company to the sellers in proportion to the aggregate hashrate of the machines sold by each seller (the “Share-Settled Transactions”).

The Company announced signing of the On-Rack Sales and Purchase Agreement for the Share-Settled Transactions (the “Purchase Agreement”) on November 6, 2024, and amendments to the Purchase Agreement on March 26, 2025, April 3, 2025, June 4, 2025 and June 23, 2025. All closing conditions for the Share-Settled Transactions were satisfied or waived in accordance with the Purchase Agreement, including NYSE’s authorization of the Company’s supplemental listing application with respect to the Class A ordinary shares issued at the closing of the Share-Settled Transactions, and the transactions were closed on June 27, 2025.

With closing of the Share-Settled Transactions, Golden TechGen Limited (“GT”), which is the largest seller in the Share-Settled Transactions, currently owns approximately 19.85% of the Company’s total outstanding shares, and all the sellers in the Share-Settled Transactions in the aggregate own approximately 41.38% of the Company’s total outstanding shares before the issuance of any Bonus Shares or Adjustment Shares as described in the press release issued by the Company on June 4, 2025 announcing the third amendment to the Share-Settled Transactions.

The mining machines that the Company purchases in the Share-Settled Transactions are currently in active mining operation and hosted in data centers in several countries outside China, with the majority located in the U.S. The Company will continue to host the machines in their existing data centers and have engaged a service provider to provide operational and maintenance services for the machines after closing of the Share-Settled Transactions. The closing of the Share-Settled Transactions is expected to further support the Company in its expansion and growth in the crypto asset space.

About Cango Inc.

Cango Inc. (NYSE: CANG) is primarily engaged in the Bitcoin mining business, with operations strategically deployed across North America, the Middle East, South America, and East Africa. The Company entered the crypto asset space in November 2024, driven by advancements in blockchain technology, the growing adoption of digital assets, and its commitment to diversifying its business portfolio. In parallel, Cango continues to operate an online international used car export business through AutoCango.com, making it easier for global customers to access high-quality vehicle inventory from China. For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the completion, amendment or reversal of any transactions entered into, proposed or considered by Cango; Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; Cango’s expectations regarding keeping and strengthening its relationships with dealers, financial institutions, car buyers and other platform participants; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Yihe Liu

Cango Inc.

Tel: +86 21 3183 5088 ext.5581

Email: ir@cangoonline.com

Helen Wu

Piacente Financial Communications

Tel: +86 10 6508 0677

Email: ir@cangoonline.com

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